

October 24, 2013

Via Email
Jeremy R. Dorsett
Executive Vice President and General Counsel
Parkway Properties, Inc.
390 N. Orange Avenue
Suite 2400
Orlando, FL 32801

> **Re: Parkway Properties, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 4, 2013**
> **File No. 333-191556**

Dear Mr. Dorsett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the fairness opinions by BofA Merrill Lynch and Morgan Stanley that are included in the registration statement. Please file consents from BofA Merrill Lynch and Morgan Stanley as exhibits to the Form S-4. See Item 601(b) of Regulation S-K and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

Opinion of Parkway's Financial Advisor, page 72

2.   We note that your disclosure on page 79, regarding the material relationships between BofA Merrill Lynch and Parkway Properties, does not provide a quantitative description of the fees paid or to be paid to BofA Merrill Lynch and its affiliates by

Parkway Properties and its affiliates. Please revise to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Opinion of TPGI's Financial Advisor, page 80

3. We note your disclosure on page 87 that TPGI, in its sole discretion, may pay Morgan Stanley an additional incentive fee at closing, and that the TPGI Board has approved an additional incentive fee of $2,000,000. Please revise to disclose what factors the TPGI Board considered in deciding to pay Morgan Stanley an additional incentive fee of $2,000,000.

4. We note that your disclosure on page 88, regarding the material relationships between Morgan Stanley and TPGI, does not provide a narrative and quantitative description of the fees paid or to be paid to Morgan Stanley and its affiliates by TPGI and its affiliates. Please revise to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Bonser, Esq.